Exhibit 10.1

Retension Pharmaceuticals, Inc.

1104 West Broad Street,

Suite 1029

Falls Church, Virginia 22046

October 12, 2026

Robert Wong

VIA Email

Re: Offer of Employment

Dear Robert:

On behalf of Retension Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I am pleased to extend this offer of employment (this “Offer Letter”) to you for the position of Vice President, Chief Accounting Officer of the Company. In this position, you will be reporting to the Chief Financial Officer of the Company.

This letter summarizes some of the important aspects of your proposed employment with the Company. Further information about the terms and conditions of your employment is available in the personnel policies and information that the Company has previously disseminated or may in the future disseminate from time to time. You are advised to review the policies and procedures contained in such materials at your earliest opportunity, and to become familiar with them. Also, please note that your employment with the Company is contingent on any applicable government authorization to work.

1.	Starting Date. You will commence your employment effective as of November 2, 2026 (the “Commencement Date”). Your employment is “at will” (as more fully described in Section 4 below) and of no set duration. During your employment, you will devote sufficient time and efforts as reasonably necessary to carry out your duties and responsibilities for the business of the Company. It is expected that you will be working remotely.

2.	Compensation.

a)	Base Fee. Your base salary in this position will be $30,000 per month beginning on the commencement date, payable in two semimonthly payments (for an aggregate annual salary of $360,000), subject to the Company’s withholding of federal, state, or local taxes as may be required pursuant to any applicable law or regulation.

b)	Equity Compensation. Subject to the approval of the Board of Directors of the Company (the “Board”) and subject to Section (ii) below, the Company will issue you non-qualified stock options with a ten (10) year term to purchase 25,000 shares (the “Option Shares”), as such number may be adjusted pursuant to Section (i) below, of the Company’s Common Stock, par value $0.0001 (“Common Stock”), which Option Shares shall vest and become exercisable in the following manner: twenty-five percent (25%) of the Option Shares shall vest upon the one year anniversary of the Commencement Date, and thereafter in thirty-six (36) consecutive equal monthly installments beginning on the date that is one month after the first anniversary of the Commencement Date and continuing on each such date every one month thereafter. The Option Shares will be issued subject to the provisions of the Company’s standard stock option agreement.

c)	Bonus. You shall be eligible to receive cash bonus or stock bonus awards as the Compensation Committee of the Board may determine, in each case, its sole discretion. The target annualized bonus for this role is 30% of base salary and is earned as of December 31st of each year, prorated for any partial year of employment based on the number of days worked.

d)	One-Time Bonus. In connection with you entering into employment agreement and continuing employment with the Company through March 31, 2027, Retension will pay you a one-time bonus of $20,000 during the month of March 2027.

e)	Severance. You will be eligible to participate in the Company’s Executive Change in Control and Severance Plan at a level commensurate with your position. Your Participation Agreement under the Severance Plan will specify the severance payments and benefits you could be eligible to receive in connection with certain terminations of your employment with the Company. These protections will supersede all other severance or change in control payments and benefits you would otherwise currently be eligible for to, or would become eligible for in the future, under any plan, program or policy that the Company may have in effect from time to time. The Company’s Executive Change in Control and Severance Plan becomes effective upon a completed a public or private capital raise of not less than $15.0 million.

f)	Expenses. The Company will promptly reimburse your reasonable business-related, out- of-pocket expenses incurred from time to time during your employment with the Company, in accordance with the Company’s expense reimbursement policy for all employees, as the same may exist from time to time (the “Expense Reimbursement Policy”), provided that the amount available for travel and related expenses will require advance approval of the Chief Executive Officer, Chief Financial Officer, or their respective designee.

g)	Section 409A. The provisions regarding all payments to be made hereunder shall be interpreted in such a manner that all such payments are exempt from the requirements of Section 409A of the Internal Revenue Code (the “Code”) as “short-term deferrals” as described in Section 409A of the Code, or alternatively comply with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its exemption from or compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder are exempt from or comply with Section 409A of the Code. To the extent that any amounts payable under this Offer Letter are required to be delayed under Section 409A of the Code, such amounts are intended to be and should be considered for purposes of Section 409A of the Code as separate payments from any amounts that are not required to be delayed. Any delayed payment shall be made as soon as possible after the required delay. You acknowledge and agree that the Company has made no assurances or representations to you regarding the tax treatment of any consideration provided for in this Offer Letter and that the Company has advised you to obtain his own personal tax advice. Except for any required withholding by the Company, you shall be solely responsible for payment of any and all taxes or penalties owed in connection with the consideration provided for in this Agreement.

3.	Benefits. Following the Commencement Date, you will be eligible for the Company’s benefit plans (including, without limitation, the 401(k) plan, health, medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans), as may be in effect from time to time. You will also be entitled paid time-off in accordance with the Company’s employment policies, as may be in effect from time to time.

4.	Section 16 Status. In your position as Vice President, Chief Accounting Officer, you will serve as the Company’s principal accounting officer and, upon the Board’s designation, will be an “officer” of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and Rule 16a-1(f) thereunder. In your capacity as principal accounting officer, you will also be responsible for signing the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission, including the financial statements contained therein, as required by applicable law.

5.	“At Will” Employment. The Company is an “at will” employer. This means your employment is not for any definite period, and either you or the Company may terminate such employment for any reason, at any time, with or without cause and with or without notice. Similarly, as an employee of the Company, you will be subject to such employment policies and terms and conditions as the Company may adopt or modify from time to time, and nothing in this offer letter or told to you during your employment should be interpreted as a guarantee of continued employment. Rather, the “at will” nature of the employment relationship may only be modified by a document that is expressly designated as an “employment agreement” or “employment contract” and signed by the Chief Executive Officer or President of the Company.

6.	Attorneys’ Fees. If either the Company or you bring an action directly or indirectly based upon this Offer Letter or the matters contemplated hereby against the other party, each party shall be responsible for its own costs and expenses incurred in connection with such proceeding regardless of which party prevails.

7.	Confidentiality. The Company considers the protection of its confidential information, proprietary materials, and goodwill to be extremely important. Consequently, as a condition of this Offer Letter and your subsequent employment, you must execute and deliver to the Company an assignment of inventions and confidentiality agreement attached hereto as Exhibit B (the “Assignment and Non-disclosure”).

8.	Conflict of Interest. You represent and warrant to the Company that, as of the Commencement Date, you are not a party to any agreement or arrangement, which would constitute a conflict of interest, or would conflict with the terms of your employment, or would prevent you from carrying out your obligations to the Company. During your employment with the Company, you shall first notify the Company and obtain the written consent of the Company prior to entering into such an agreement or incurring such an obligation.

9.	Severability. The invalidity or unenforceability of any provision of this Offer Letter shall not affect the validity or enforceability of any other provision of this Offer Letter, which shall remain in full force and effect pursuant to the terms hereof.

10.	Governing Law; Waiver of Jury Trial; Jurisdiction. The laws of the State of Delaware, without regard to its conflicts of interest provisions, shall govern the terms of your employment. By accepting this offer of employment, you agree that a judge alone shall resolve any action, demand, claim, or counterclaim concerning any aspect of your employment relationship with the Company, and you waive and forever renounce your right to a trial before a civil jury. All actions relating to this Offer Letter and the Assignment and Non-disclosure shall be filed and maintained in the federal or state courts located in the State of Delaware, and the parties’ consent to the jurisdiction of such courts. In any action arising out of this Offer Letter or the Assignment and Non-solicitation, the prevailing party shall be entitled to recover all costs of suit, including reasonable attorneys’ fees.

11.	Entire Agreement. This Offer Letter, along with the Assignment and Non-disclosure, and stock option grant documents incorporate the entire understanding of the parties regarding the subject matter hereof, and supersedes all previous agreements or understandings regarding the same, whether written or oral.

By accepting the Company’s offer of employment, you agree to comply with and be bound by the operating practices, procedures, and policies that the Company may put into effect from time to time during your employment. You also represent and warrant that you are free to enter into and fully perform this agreement and the agreements referred to herein without breaching any other agreement or contract to which you are or may be bound, including any existing or previous employment agreement or non-competition agreement.

This Offer Letter is contingent upon your execution of the Assignment and Non-disclosure.

Please indicate your acceptance of this offer of employment by signing and dating below and returning to the Company this signed Offer Letter, and the signed Assignment of Inventions and Non-disclosure Agreement.

[Balance of Page Left Intentionally Blank]

We look forward to having you join the Company team and anticipate that this will be a mutually beneficial relationship. If you have any questions, please feel free to give us a call.

Sincerely,

Retension Pharmaceuticals, Inc.

/s/ Eric Keller
Eric Keller
Chief Executive Officer

AGREED AND ACCEPTED:

/s/ Robert Wong
Robert Wong

Date: October 14, 2026

EXHIBIT A

SEVERANCE AGREEMENT

EXHIBIT B

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT